Lightspeed Announces Fourth Quarter and Full Year 2025 Financial Results and Provides Outlook for Fiscal 2026
Total revenue in the year of $1,076.8 million, an increase of 18% year-over-year
Total revenue in the quarter of $253.4 million, grew 10% year-over-year
Gross margin improved to 44%, with gross profit increasing 12% year-over-year
Monthly ARPU1 grew 13% year-over-year to ~$489 while subscription ARPU1 grew 11%
Repurchased ~18.7 million shares, or ~12% of total shares outstanding, for proceeds of ~$219 million in last 12 months2

Lightspeed reports in US dollars and in accordance with IFRS Accounting Standards.
MONTREAL, May 22, 2025, /PRNewswire/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX | NYSE: LSPD), the one-stop commerce platform empowering merchants to provide the best omnichannel experiences, today announced financial results for the three months and fiscal year ended March 31, 2025.
"Fiscal 2025 was a transformative year for Lightspeed: we delivered revenue growth of 18% with annual revenue exceeding $1 billion for the first time, we adopted a more focused strategy, concentrating on the markets where we have a proven right to win, and we aligned our organization to execute on that strategy," said Dax Dasilva, Founder and CEO. "With a strong financial foundation and our industry-leading commerce platforms, Fiscal 2026 will be dedicated to growing locations, expanding software revenue and enhancing Adjusted EBITDA profitability."
"Our healthy balance sheet, improving Adjusted EBITDA profitability and free cash flow nearing break-even enabled us to return ~$219 million of capital to shareholders in the last year," said Asha Bakshani, CFO. "At the same time, we strategically invested in product and go-to-market for retail customers in North America and hospitality customers in Europe, laying the groundwork for continued success."
Fourth Quarter Financial Highlights
(All comparisons are relative to the three-month period ended March 31, 2024 unless otherwise stated):
•Total revenue of $253.4 million, an increase of 10% year-over-year.
•Transaction-based revenue of $157.8 million, an increase of 14% year-over-year.
•Subscription revenue of $87.9 million, an increase of 8% year-over-year.
•Net loss of ($575.9) million, or ($3.79) per share, as compared to a net loss of ($32.5) million, or ($0.21) per share. Net loss includes a non-cash goodwill impairment charge of ($556.4) million. After adjusting for certain items, such as goodwill impairment and share-based compensation, the Company delivered an Adjusted Income3 of $15.0 million, or $0.10 per share3, as compared to Adjusted Income3 of $8.5 million, or $0.06 per share3.
•Adjusted EBITDA3 of $12.9 million versus Adjusted EBITDA3 of $4.4 million.
•Cash flows used in operating activities of ($9.9) million as compared to cash flows used in operating activities of ($28.5) million, and Adjusted Free Cash Flow3 used of ($9.3) million as compared to Adjusted Free Cash Flow3 used of ($16.3) million.
•As at March 31, 2025, Lightspeed had $558.5 million in cash and cash equivalents.

Full Fiscal Year Financial Highlights
(All comparisons are relative to the full fiscal year ended March 31, 2024 unless otherwise stated):
•Total revenue of $1,076.8 million, an increase of 18% year-over-year.
1 Excluding Customer Locations attributable to the Ecwid eCommerce standalone product.
2 Total shares outstanding as of April 1, 2024, the beginning of our fiscal year and prior to any share repurchases. These share repurchases include those made between May 2024 and April 2025.
3 Non-IFRS measure or ratio. See the section entitled "Non-IFRS Measures and Ratios" and the reconciliation to the most directly comparable IFRS measure or ratio.

•Transaction-based revenue of $697.3 million, an increase of 28% year-over-year.
•Subscription revenue of $344.8 million, an increase of 7% year-over-year.
•Net Loss of ($667.2) million, or ($4.34) per share, as compared to a net loss of ($164.0) million, or ($1.07) per share. Net loss includes a non-cash goodwill impairment charge of ($556.4) million. After adjusting for certain items such as goodwill impairment and share-based compensation, the Company delivered an Adjusted Income3 of $69.5 million, or $0.45 per share3 as compared to an Adjusted Income3 of $24.5 million, or $0.16 per share3 in 2024.
•Adjusted EBITDA3 of $53.7 million versus Adjusted EBITDA3 of $1.3 million in 2024.
•Cash flows used in operating activities of ($32.8 million) as compared to cash flows used in operating activities of ($97.7 million), and Adjusted Free Cash Flow3 used of ($11.2) million as compared to Adjusted Free Cash Flow3 used of ($64.5) million in 2024.

Fourth Quarter Operational Highlights
•Lightspeed delivered several new product releases in the quarter including:
◦Seasonal trends and sales visualisations as part of Retail Insights, allowing merchants to forecast inventory with precision and interpret their data in visual formats;
◦Generative AI web builder, enabling retailers to generate websites from simple screenshots with no manual coding required;
◦Lightspeed NuORDER now includes PO Sync, a two-way sync to drive faster, automated replenishments for retailers and also now offers to connect multiple buyer accounts so that orders across different buying accounts seamlessly sync to the POS;
◦Omni gift cards were upgraded to allow retailers to sell and redeem gift cards across in-store and online selling channels;
◦Enhancements to Kitchen Display System, including advanced production instructions, which let servers add custom production instructions and allergen highlights to items, as well as consolidated item lists, which enable chefs in the kitchen to prepare items in batches when ordered from multiple tables.
•ARPU1,4 increased to ~$489 from ~$431 in the same quarter last year representing an increase of 13% driven by our focus on our unified POS and payments offering and growing subscription ARPU1 that increased 11%.
•Gross profit of $111.8 million increased 12% year over year. Overall gross margin was 44%, compared to 43% in the same quarter last year. Subscription gross margin grew to 81% in the quarter from 77% in the same quarter last year driven by a dedicated effort at controlling costs and targeted price increases. Transaction-based gross margin was 29% compared to 29% last year.
•Total GTV4 was $20.6 billion. An increasing portion of GTV is being processed through the Company's payments solutions. GPV4 increased 19% to $7.9 billion in the quarter from $6.6 billion in the same period last year, largely due to the Company's unified POS and payments initiative.
•Customer Locations with GTV exceeding $500,000/year5 and $1 million/year5 were flat and grew 2% year-over-year, respectively. Going forward, we are updating the definition of what constitutes a Customer Location. We have historically emphasized that a single unique customer can have multiple Customer Locations including physical and eCommerce sites, so eCommerce sites used by customers alongside a physical site have been counted as separate Customer Locations from the POS. As our POS and eCommerce solutions are packaged as a single omnichannel product, we believ
4 Key Performance Indicator. See the section entitled "Key Performance Indicators".
5 Excluding Customer Locations and GTV attributable to the Ecwid eCommerce standalone product, Lightspeed Golf and NuORDER by Lightspeed product. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.

e this distinction has become less meaningful. Going forward, we will consider this product to be a single Customer Location. The end result is that the total number of Customer Locations4 changes from ~162,000 to ~144,000 as at March 31, 2025 while the monthly ARPU moves from ~$489 to ~$545. All Customer Location growth targets provided at the Company's Capital Markets Day on March 26, 2025 were aligned with this new definition. For additional details, please refer to the Customer Locations Reconciliation table at the end of this press release.
•Lightspeed Capital showed strong growth with revenue increasing 28% year-over-year.
•Notable customer wins for retail customers in North America:
◦Runners Roost, Tennis Plaza, and WOODstack, retailers with advanced inventory requirements and multiple locations, selected Lightspeed Retail.
◦In our Supplier Network we added several new brands, including Birkenstock Australia, Crew Clothing, and Tea Collection.
•In golf, we signed California's Half Moon Bay Golf Links, host to two world class championship courses.
•Notable customer wins for hospitality customers in Europe:
◦Lightspeed continued its winning streak with Michelin starred restaurants and chefs, signing La Vie in Dusseldorf, Zet'joe in Bruges, and Joelia in Rotterdam.
◦In addition, the Company added the 18 locations of Burger & Sauce in the UK and luxury hotel Le Relais de Chambord in France.
•Given the recent volatility in the valuations of technology companies broadly and Lightspeed's share price, the carrying amount of the Company's net assets exceeded its market capitalization as at March 31, 2025 which triggered an impairment test to be performed for the Company. The goodwill impairment test resulted in a non-cash impairment charge of ($556.4) million.
•Lightspeed hosted its Capital Markets Day on March 26, 2025, where the Company outlined its three-year strategy and transformation journey.
•Lightspeed completed a share repurchase program that saw the Company repurchase a total of ~9.7 million shares for ~$134.2 million during the course of Fiscal 2025. Subsequent to the quarter, the Company completed its latest share repurchase program, repurchasing ~9.0 million shares for ~$84.4 million. Collectively, over the last twelve months, Lightspeed has spent ~$219 million to acquire ~18.7 million shares, representing ~12% of the total shares outstanding as at April 1, 2024.
•The Company appointed Manon Brouillette to the role of Executive Chair and Dale Murray to the role of Lead Independent Director of its Board of Directors, in each case effective April 1, 2025, to coincide with the start of the Company's fiscal year.
Financial Outlook6
The following outlook supersedes all prior statements made by the Company and is based on current expectations.
As announced at its Capital Markets Day in March, Lightspeed expects to grow its outbound sales team to over 150 outbound sales representatives by the end of Fiscal 2026 in addition to increasing its investment in product and technology development by
6 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the headings "Forward-Looking Statements", "Financial Outlook Assumptions" and "Long-Term Financial Outlook" of this press release.

over 35%7. The benefits of these investments will likely be reflected in the latter half of the year as the new sales representatives ramp through the year.
Lightspeed remains confident in its ability to execute its strategy of focusing on retail customers in North America and hospitality customers in Europe and expects to increase Customer Locations within these growth engines. With its increased investment in product and technology development, Lightspeed also expects to increase software revenue.
Finally, the financial outlook reflects our most recent view of the macroeconomic environment and is consistent with our three-year target gross profit CAGR8 of approximately 15-18% and three-year target Adjusted EBITDA3 CAGR8 of approximately 35% presented at our Capital Markets Day in March. Overall, the Company's outlook is as follows:
First Quarter 2026
•Revenue of approximately $285 million to $290 million.
•Gross profit growth of approximately 13%.
•Adjusted EBITDA3 of approximately $14 million to $16 million.
Fiscal 2026
•Revenue growth of approximately 10% to 12%.
•Gross profit growth of approximately 14%.
•Adjusted EBITDA3 of approximately $68 million to $72 million.

Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, May 22, 2025. To access the telephonic version of the conference call, visit https://registrations.events/direct/Q4I743164. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live in the Events section of the Company's Investor Relations website, https://investors.lightspeedhq.com/English/events-and-presentations/upcoming-events/.
Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on May 22, 2025 until 11:59 p.m. Eastern Time on May 29, 2025, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's audited annual consolidated financial statements and management's discussion and analysis and annual information form for the fiscal year ended March 31, 2025 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.
7 Calculated based on research and development expense and capitalized software technologies in Fiscal 2025. A significant portion of this investment is expected to meet the criteria to be capitalized as internally generated intangible assets.
8 Financial outlook, please see the section entitled "Long-Term Financial Outlook" in this press release for the assumptions, risks and uncertainties related to Lightspeed's financial outlook, and the section entitled "Forward Looking Statements".

Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the quarter ending June 30, 2025 and the full year ending March 31, 2026, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, tariffs, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic or other health crises; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count remaining in line with our planned levels (particularly in higher GTV cohorts and among retail customers in North America and hospitality customers in Europe); quarterly subscription revenue growth in line with our expectations; revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at our planned levels; continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform; our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures; continued uptake of our merchant cash advance solutions in line with our expectations; our ability to manage default risks of our merchant cash advances in line with our expectations; seasonal trends of our key verticals being in line with our expectations and the resulting impact on our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to selectively pursue strategic opportunities and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans, including outbound and field sales personnel in our key markets; our ability to execute our succession planning; our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to manage customer churn; and our ability to manage customer discount requests. Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, tariffs, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations and the use of hedging; any pandemic or global health crisis; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; uncertainty and changes as a result of elections and changes in administrations in the U.S., Canada and Europe (including the impacts of tariffs, other trade conditions or protective government actions); certain natural disasters; our inability to attract and retain customers, including among high GTV customers and among retail customers in North America and hospitality customers in Europe; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; our ability to successfully execute our pricing and packaging initiatives; risks relating to our merchant cash advance program; our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-

party applications and systems; changes to technologies on which our platform is reliant; our ability to effectively incorporate artificial intelligence solutions into our business and operations; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance; any external stakeholder activism; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies; our ability to execute on our business and operational strategy; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Long-Term Financial Outlook
Our long-term targets constitute financial outlook and forward-looking information within the meaning of applicable securities laws. The purpose of communicating long-term targets is to provide a description of management’s expectations regarding our intended operating model, financial performance and growth prospects at a further stage of business maturity. Such information may not be appropriate for other purposes.
A number of assumptions were made by the Company in preparing our long-term targets, including:
•Our expectations regarding our growth strategy for retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals.
•Economic conditions in our core geographies and verticals, including inflation, consumer confidence, disposable income, consumer spending, foreign exchange rates, employment and other macroeconomic conditions, remaining at close to current levels.
•Jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic.
•Customer adoption of our payments solutions in line with expectations, with new customers having an average GTV at or above planned levels.
•Our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures.
•Continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform.
•Revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions).
•Our ability to manage default risks of our merchant cash advances in line with our expectations.
•Long-term growth in ARPU, including growth in subscription ARPU, in line with expectations, driven by Customer Location expansion in our growth engines, customer adoption of additional solutions and modules and the introduction of new solutions, modules and functionalities.
•Our ability to achieve higher close rates and better unit economics with customers in our growth engines.
•Our reallocation of investment over time towards our growth engines - retail customers in North America and hospitality customers in Europe.
•Our ability to price solutions and modules in line with our expectations.
•Our ability to recognize synergies and reinvest those synergies in core areas of the business as we prioritize our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Our ability to scale our outbound and fields sales motions in our growth engines.
•Our ability to attract and retain customers and grow subscription ARPU in our addressable markets.

•The size of our addressable markets for our growth engines - retail in North America and hospitality in Europe - being in line with our expectations.
•Customer Location growth of ~10-15% (three year CAGR between fiscal 2025 and fiscal 2028) in our two growth engines - retail customers in North America and hospitality customers in Europe, excluding Customer Locations attributable to eCommerce sites.
•Our ability to selectively pursue strategic opportunities and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Market acceptance and adoption of our flagship offerings.
•Our ability to increase our operating efficiencies by consolidating infrastructure and hosting contracts with certain providers and consolidating certain service centers into lower cost geographies.
•Our ability to attract, develop and retain key personnel and our ability to execute our succession planning.
•Our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives.
•The ability to effectively develop and expand our labour force, including our sales, marketing, support and product and technology operations, in each case both domestically and internationally, but particularly in our growth engines.
•Our ability to manage customer churn.
•Our ability to manage requests for subscription pauses, customer discounts and payment deferral requests.
•Assumptions as to foreign exchange rates and interest rates, including inflation.
•Share-based compensation declining as a percentage of revenue over time.
•Gross margin being within a range of ~42-45% over time.
•Seasonal trends of our key verticals being in line with our expectations and the resulting impact on our GTV and transaction-based revenues.
Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Many factors may cause actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such targets, including risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operation and under “Risk Factors” in our most recent Annual Information Form. In particular, our long-term targets are subject to risks and uncertainties related to:
•Our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers Europe and our strategies for customers in other geographies and verticals.
•The Russian invasion of Ukraine and reactions thereto.
•The Israel-Hamas war and reactions thereto.
•Uncertainty and changes as a result of elections and changes in administrations in the U.S., Canada and Europe (including the impacts of tariffs, trade wars, other trade conditions or protective government actions).
•Supply chain risk and the impact of shortages in the supply chain on our merchants.
•Macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends.
•Instability in the banking sector.
•Any pandemic or global health crisis or certain natural disasters.
•Our ability to manage the impact of foreign currency fluctuations on our revenues and results of operations, including the use of hedging.
•Our ability to implement our growth strategy and the impact of competition.
•Our inability to attract and retain customers, including among high GTV customers or customers in our growth engines.
•Our inability to increase customer sales.
•Our ability to successfully execute our pricing and packaging initiatives.
•The substantial investments and expenditures required in the foreseeable future to expand our business, including over $50 million incremental investment in our product and technology roadmap in Fiscal 2026.

•Our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms.
•Our ability to increase scale and operating leverage.
•Our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform.
•Risks relating to our merchant cash advance program.
•Our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations.
•Our ability to further monetize our Lightspeed NuORDER offering.
•Our reliance on a small number of cloud service providers and suppliers for parts of the technology in our payments solutions.
•Our ability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.
•Our ability to prevent and manage information security breaches or other cyber-security threats.
•Our ability to compete and satisfactorily price our solutions in a highly fragmented and competitive market.
•Strategic relations with third parties, including our reliance on integration of third-party payment processing solutions.
•Our ability to maintain sufficient levels of hardware inventory including any impacts resulting from tariffs, trade wars or supply chain disruptions.
•Our ability to manage and maintain integrations between our platform and certain third-party platforms.
•Compatibility of our solutions with third-party applications and systems.
•Changes to technologies on which our platform is reliant.
•Our ability to effectively incorporate artificial intelligence solutions into our business and operations.
•Our ability to obtain, maintain and protect our intellectual property.
•Risks relating to our international operations, sales and use of our platform in various countries.
•Seasonality in our business and in the business of our customers.
•Pending and threatened litigation and regulatory compliance.
•Any external stakeholder activism.
•Changes in tax laws and their application.
•Our ability to expand our sales capability (including employing over 150 outbound and field sales personnel in our growth engines by the end of Fiscal 2026) and maintain our customer service levels and reputation.
•Our ability to execute on our reorganizations and cost reduction initiatives.
•Our ability to successfully make future investments in our business through capital expenditures.
•Our ability to successfully execute our capital allocation strategies, including our share repurchase initiatives.
•Gross profit and operating expenses being measures determined in accordance with IFRS Accounting Standards, and the fact that such measures may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance or which hinder period-to-period comparisons.
•Any potential acquisitions, divestitures or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve our long term targets on our intended timeline or at all.
See also the section entitled “Forward-Looking Statements” in this press release
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X (formerly Twitter)

Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income", "Adjusted Free Cash Flow", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", "Non-IFRS sales and marketing expenses", "Total revenue at constant currency", "Subscription revenue at constant currency", "Transaction-based revenue at constant currency", and "Subscription and transaction-based revenue at constant currency" and certain non-IFRS ratios such as "Adjusted Income per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", "Non-IFRS sales and marketing expenses as a percentage of revenue", "Total revenue growth at constant currency", "Subscription revenue growth at constant currency", "Transaction-based revenue growth at constant currency", and "Subscription and transaction-based revenue growth at constant currency". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation. During the fiscal year ended March 31, 2025, the Company added the new non-IFRS measures: "Total revenue at constant currency", "Subscription revenue at constant currency", "Transaction-based revenue at constant currency", and "Subscription and transaction-based revenue at constant currency", and the new non-IFRS ratios: "Total revenue growth at constant currency", "Subscription revenue growth at constant currency", "Transaction-based revenue growth at constant currency", and "Subscription and transaction-based revenue growth at constant currency".
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted Income" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.

"Adjusted Income per Share - Basic and Diluted" is defined as Adjusted Income divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis.
"Adjusted Free Cash Flow" is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Total revenue at constant currency" means total revenue adjusted for the impact of foreign currency exchange fluctuations. Current total revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.

"Total revenue growth at constant currency" means the year-over-year change in total revenue at constant currency divided by reported total revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Subscription revenue at constant currency" means subscription revenue adjusted for the impact of foreign currency exchange fluctuations. Current subscription revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable subscription revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Subscription revenue growth at constant currency" means the year-over-year change in subscription revenue at constant currency divided by reported subscription revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable subscription revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Transaction-based revenue at constant currency" means transaction-based revenue adjusted for the impact of foreign currency exchange fluctuations. Current transaction-based revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable transaction-based revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Transaction-based revenue growth at constant currency" means the year-over-year change in transaction-based revenue at constant currency divided by reported transaction-based revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable transaction-based revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Subscription and transaction-based revenue at constant currency" means subscription and transaction-based revenue adjusted for the impact of foreign currency exchange fluctuations. Current subscription and transaction-based revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable subscription and transaction-based revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Subscription and transaction-based revenue growth at constant currency" means the year-over-year change in subscription and transaction-based revenue at constant currency divided by reported subscription and transaction-based revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable subscription and transaction-based revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
See the financial tables below for a reconciliation of the non-IFRS measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services has not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites (this has changed prospectively as detailed below) and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location was actively processing in the last twelve months.
As our POS and eCommerce solutions are packaged as a single omnichannel product, we believe the distinction between physical sites and eCommerce sites has become less meaningful. As such, in respect of periods ending after March 31, 2025, Customer Locations will no longer be calculated to include eCommerce sites and the definition of Customer Locations will be updated as follows: Customer Location means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. Subscription revenue and transaction-based revenue attributable to standalone eCommerce sites is excluded from ARPU. For additional details, refer to the Customer Locations Reconciliation table at the end of this press release.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.
Gross Transaction Volume at constant currency. "Gross Transaction Volume at constant currency" or "GTV at constant currency" means GTV adjusted for the impact of foreign currency exchange fluctuations. Current GTV for currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We use this measure as we believe GTV at constant currency provides a helpful supplemental indicator of the success of our customers and strength of our platform, without the effect of changes in foreign currency exchange rates year-over-year.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue, gross profit and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend and capital allocation policy (including share repurchase initiatives), plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates, the international trade environment and related restrictions or disputes, and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability, acquisition, investment or divestiture outcomes and synergies, the impact of any further goodwill impairments, the impact of pending and threatened litigation, the impact of any external stakeholder activism, the impact of foreign currency fluctuations and the use of hedging on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts)

	Three months ended March 31,		Fiscal year ended March 31,
	2025	2024	2025	2024
Revenues	$	$	$	$
Subscription	87,858	81,348	344,772	322,000
Transaction-based	157,809	138,994	697,273	545,470
Hardware and other	7,752	9,874	34,781	41,800

Total revenues	253,419	230,216	1,076,826	909,270

Direct cost of revenues
Subscription	16,852	18,508	70,753	77,585
Transaction-based	112,743	98,293	505,631	390,522
Hardware and other	11,984	13,715	50,237	55,913

Total direct cost of revenues	141,579	130,516	626,621	524,020

Gross profit	111,840	99,700	450,205	385,250

Operating expenses
General and administrative	22,577	22,540	115,139	103,742
Research and development	30,196	27,625	120,335	129,416
Sales and marketing	58,081	57,804	234,844	234,290
Depreciation of property and equipment	1,622	1,790	7,339	6,634
Depreciation of right-of-use assets	1,239	2,418	5,220	7,946
Foreign exchange loss (gain)	(668)	501	594	882
Acquisition-related compensation	157	—	366	3,105
Amortization of intangible assets	20,820	22,882	88,432	95,048
Restructuring	1,430	5,422	17,503	7,206
Goodwill impairment	556,440	—	556,440	—

Total operating expenses	691,894	140,982	1,146,212	588,269

Operating loss	(580,054)	(41,282)	(696,007)	(203,019)

Net interest income	8,401	10,524	36,498	42,531

Loss before income taxes	(571,653)	(30,758)	(659,509)	(160,488)

Income tax expense (recovery)
Current	4,136	1,680	7,496	3,799
Deferred	154	102	191	(323)

Total income tax expense	4,290	1,782	7,687	3,476

Net loss	(575,943)	(32,540)	(667,196)	(163,964)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	2,930	(3,164)	(732)	(1,302)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax	1,082	(544)	(2,685)	314

Total other comprehensive income (loss)	4,012	(3,708)	(3,417)	(988)

Total comprehensive loss	(571,931)	(36,248)	(670,613)	(164,952)

Net loss per share – basic and diluted	(3.79)	(0.21)	(4.34)	(1.07)

Weighted average number of Common Shares – basic and diluted	152,106,608	154,863,581	153,676,514	153,765,412

Condensed Consolidated Balance Sheets (expressed in thousands of US dollars)

	As at
	March 31, 2025	March 31, 2024
Assets	$	$

Current assets
Cash and cash equivalents	558,469	722,102
Trade and other receivables	53,077	62,284
Merchant cash advances	106,169	74,236
Inventories	14,612	16,492
Other current assets	65,696	42,786

Total current assets	798,023	917,900

Lease right-of-use assets, net	12,714	17,075
Property and equipment, net	17,102	20,496
Intangible assets, net	159,542	227,031
Goodwill	797,962	1,349,235
Other long-term assets	40,562	42,865
Deferred tax assets	298	552

Total assets	1,826,203	2,575,154

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	73,075	68,679
Lease liabilities	5,654	6,942
Income taxes payable	1,540	1,709
Deferred revenue	68,714	67,336

Total current liabilities	148,983	144,666

Deferred revenue	1,088	851
Lease liabilities	11,319	16,269
Other long-term liabilities	562	967
Deferred tax liabilities	284	—

Total liabilities	162,236	162,753

Shareholders’ equity
Share capital	4,157,395	4,362,691
Additional paid-in capital	200,634	213,918
Accumulated other comprehensive loss	(7,462)	(4,045)
Accumulated deficit	(2,686,600)	(2,160,163)

Total shareholders’ equity	1,663,967	2,412,401

Total liabilities and shareholders’ equity	1,826,203	2,575,154

Condensed Consolidated Statements of Cash Flows (expressed in thousands of US dollars)

	Fiscal year ended March 31,
	2025	2024
Cash flows from (used in) operating activities	$	$
Net loss	(667,196)	(163,964)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	—	2,953
Amortization of intangible assets	88,432	95,048
Depreciation of property and equipment and lease right-of-use assets	12,559	14,580
Deferred income tax expense (recovery)	191	(323)
Share-based compensation expense	55,605	74,913
Unrealized foreign exchange gain	(290)	(116)
Goodwill impairment	556,440	—
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	8,913	(7,566)
Merchant cash advances	(31,933)	(44,744)
Inventories	1,880	(3,653)
Other assets	(20,903)	(15,759)
Accounts payable and accrued liabilities	(892)	(194)
Income taxes payable	(169)	(5,210)
Deferred revenue	1,503	(1,133)
Other long-term liabilities	(404)	32
Net interest income	(36,498)	(42,531)

Total operating activities	(32,762)	(97,667)

Cash flows from (used in) investing activities
Additions to property and equipment	(3,781)	(7,506)
Additions to intangible assets	(19,342)	(10,678)
Acquisition of business, net of cash acquired	(7,513)	—
Interest income	38,678	44,134

Total investing activities	8,042	25,950

Cash flows from (used in) financing activities
Proceeds from exercise of stock options, net of tax withholding for net share settlement	2,231	2,144
Share issuance costs	—	(106)
Shares repurchased and cancelled	(132,317)	—
Payment of lease liabilities and movement in restricted lease deposits	(8,410)	(8,227)
Financing costs	(180)	(37)

Total financing activities	(138,676)	(6,226)

Effect of foreign exchange rate changes on cash and cash equivalents	(237)	(109)

Net decrease in cash and cash equivalents during the year	(163,633)	(78,052)

Cash and cash equivalents – Beginning of year	722,102	800,154

Cash and cash equivalents – End of year	558,469	722,102

Income taxes paid	4,654	7,622

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars)

	Three months ended March 31,		Fiscal year ended March 31,

	2025	2024	2025	2024
	$	$	$	$

Net loss	(575,943)	(32,540)	(667,196)	(163,964)
Share-based compensation and related payroll taxes(1)	11,812	8,112	56,578	73,785
Depreciation and amortization(2)	23,681	27,090	100,991	109,628
Foreign exchange loss (gain)(3)	(668)	501	594	882
Net interest income(2)	(8,401)	(10,524)	(36,498)	(42,531)
Acquisition-related compensation(4)	157	—	366	3,105
Transaction-related costs(5)	38	1,766	5,167	2,208
Restructuring(6)	1,430	5,422	17,503	7,206
Goodwill impairment(7)	556,440	—	556,440	—
Litigation provisions(8)	98	2,782	12,055	7,470
Income tax expense	4,290	1,782	7,687	3,476

Adjusted EBITDA	12,934	4,391	53,687	1,265

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2025, share-based compensation expense was $12,622 and $55,605, respectively (March 2024 - expense of $10,415 and $72,918 excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $810 and an expense of $973, respectively (March 2024 - recovery of $2,303 and an expense of $867). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2025, net loss includes depreciation of $1,239 related to right-of-use assets, interest expense of $280 on lease liabilities, and excludes an amount of $2,128 relating to rent expense ($2,418, $314, and $1,844, respectively, for the three months ended March 31, 2024). For Fiscal 2025, net loss includes depreciation of $5,220 related to right-of-use assets, interest expense of $1,306 on lease liabilities, and excludes an amount of $8,509 relating to rent expense ($7,946, $1,211 and $7,814, respectively, for Fiscal 2024).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During Fiscal 2025, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(7)This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 16 of the audited annual consolidated financial statements for additional details).
(8)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Income and Adjusted Income per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts)

	Three months ended March 31,		Fiscal year ended March 31,

	2025	2024	2025	2024
	$	$	$	$

Net loss	(575,943)	(32,540)	(667,196)	(163,964)
Share-based compensation and related payroll taxes(1)	11,812	8,112	56,578	73,785
Amortization of intangible assets	20,820	22,882	88,432	95,048
Acquisition-related compensation(2)	157	—	366	3,105
Transaction-related costs(3)	38	1,766	5,167	2,208
Restructuring(4)	1,430	5,422	17,503	7,206
Goodwill impairment(5)	556,440	—	556,440	—
Litigation provisions(6)	98	2,782	12,055	7,470
Deferred income tax expense (recovery)	154	102	191	(323)

Adjusted Income	15,006	8,526	69,536	24,535

Weighted average number of Common Shares – basic and diluted(7)	152,106,608	154,863,581	153,676,514	153,765,412

Net loss per share – basic and diluted	(3.79)	(0.21)	(4.34)	(1.07)
Adjusted Income per Share – Basic and Diluted	0.10	0.06	0.45	0.16
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2025, share-based compensation expense was $12,622 and $55,605, respectively (March 2024 - expense of $10,415 and $72,918 excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $810 and an expense of $973, respectively (March 2024 - recovery of $2,303 and an expense of $867). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During Fiscal 2025, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(5)This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 16 of the audited annual consolidated financial statements for additional details).
(6)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).
(7)For the three months and fiscal year ended March 31, 2025, because the impact of including potentially-dilutive shares in the Weighted average number of Common Shares - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the Weighted average number of Common Shares - basic and diluted was not adjusted to include the potentially-dilutive shares.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Free Cash Flow (expressed in thousands of US dollars)

	Three months ended March 31,		Fiscal year ended March 31,

	2025	2024	2025	2024
	$	$	$	$

Cash flows used in operating activities	(9,938)	(28,536)	(32,762)	(97,667)
Capitalized internal development costs(1)	(6,058)	(2,958)	(19,342)	(10,678)
Additions to property and equipment(2)	(941)	(3,315)	(3,781)	(7,506)
Merchant cash advances, net(3)	7,639	18,493	44,719	51,346

Adjusted Free Cash Flow	(9,298)	(16,316)	(11,166)	(64,505)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages)

	Three months ended March 31,		Fiscal year ended March 31,
	2025	2024	2025	2024
	$	$	$	$
Gross profit	111,840	99,700	450,205	385,250
% of revenue	44.1%	43.3%	41.8%	42.4%
add: Share-based compensation and related payroll taxes(3)	670	976	3,323	6,188

Non-IFRS gross profit(1)	112,510	100,676	453,528	391,438
Non-IFRS gross profit as a percentage of revenue(2)	44.4%	43.7%	42.1%	43.0%

General and administrative expenses	22,577	22,540	115,139	103,742
% of revenue	8.9%	9.8%	10.7%	11.4%
less: Share-based compensation and related payroll taxes(3)	3,641	321	18,054	19,492
less: Transaction-related costs(4)	38	1,766	5,167	2,208
less: Litigation provisions(5)	98	2,782	12,055	7,470

Non-IFRS general and administrative expenses(1)	18,800	17,671	79,863	74,572
Non-IFRS general and administrative expenses as a percentage of revenue(2)	7.4%	7.7%	7.4%	8.2%

Research and development expenses	30,196	27,625	120,335	129,416
% of revenue	11.9%	12.0%	11.2%	14.2%
less: Share-based compensation and related payroll taxes(3)	4,465	2,966	18,654	25,298

Non-IFRS research and development expenses(1)	25,731	24,659	101,681	104,118
Non-IFRS research and development expenses as a percentage of revenue(2)	10.2%	10.7%	9.4%	11.5%

Sales and marketing expenses	58,081	57,804	234,844	234,290
% of revenue	22.9%	25.1%	21.8%	25.8%
less: Share-based compensation and related payroll taxes(3)	3,036	3,849	16,547	22,807

Non-IFRS sales and marketing expenses(1)	55,045	53,955	218,297	211,483
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	21.7%	23.4%	20.3%	23.3%

(1)This is a Non-IFRS measure. See the section entitled “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See the section entitled “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2025, share-based compensation expense was $12,622 and $55,605, respectively (March 2024 - expense of $10,415 and $72,918 excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $810 and an expense of $973, respectively (March 2024 - recovery of $2,303 and an expense of $867). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).

Reconciliation from IFRS to Non-IFRS Results (continued) Revenue and Revenue Growth at Constant Currency (expressed in thousands of US dollars, except percentages)

	Three months ended March 31, 2025	Fiscal year ended March 31, 2025

	$	$
Subscription revenue as reported	87,858	344,772
Subscription revenue growth rate	8.0%	7.1%
Foreign currency exchange impact on subscription revenue(1)	1,194	462

Subscription revenue at constant currency(2)	89,052	345,234
Subscription revenue growth rate at constant currency(3)	9.5%	7.2%

Transaction-based revenue as reported	157,809	697,273
Transaction-based revenue growth rate	13.5%	27.8%
Foreign currency exchange impact on transaction-based revenue(1)	1,897	2,293

Transaction-based revenue at constant currency(2)	159,706	699,566
Transaction-based revenue growth rate at constant currency(3)	14.9%	28.3%

Subscription and transaction-based revenue as reported	245,667	1,042,045
Subscription and transaction-based revenue growth rate	11.5%	20.1%
Foreign currency exchange impact on subscription and transaction-based revenue(1)	3,091	2,755

Subscription and transaction-based revenue at constant currency(2)	248,758	1,044,800
Subscription and transaction-based revenue growth rate at constant currency(3)	12.9%	20.4%

Total revenue as reported	253,419	1,076,826
Total revenue growth rate	10.1%	18.4%
Foreign currency exchange impact on total revenue(1)	3,242	2,734

Total revenue at constant currency(2)	256,661	1,079,560
Total revenue growth rate at constant currency(3)	11.5%	18.7%

Prior Year Comparables =	Three months ended March 31, 2024	Fiscal year ended March 31, 2024

	$	$
Subscription revenue as reported	81,348	322,000
Transaction-based revenue as reported	138,994	545,470
Subscription and transaction-based revenue as reported	220,342	867,470
Total revenue as reported	230,216	909,270

(1)Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
(2)This is a Non-IFRS measure. See the section entitled “Non-IFRS Measures and Ratios”.
(3)This is a Non-IFRS ratio. See the section entitled “Non-IFRS Measures and Ratios”.

Key Performance Indicators GTV and GTV Growth at Constant Currency (expressed in billions of US dollars, except percentages)

	Three months ended March 31, 2025	Fiscal year ended March 31, 2025

	$	$
Total GTV as reported	20.6	91.3
GTV growth rate	(0.2)%	0.7%
Foreign currency exchange impact on GTV(1)	0.5	0.5

GTV at constant currency	21.1	91.8
GTV growth rate at constant currency	1.8%	1.3%

Prior Year Comparables =	Three months ended March 31, 2024	Fiscal year ended March 31, 2024

	$	$
Total GTV as reported	20.7	90.7

(1)Current GTV in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We use this measure as we believe GTV at constant currency provides a helpful supplemental indicator of the success of our customers and strength of our platform, without the effect of changes in foreign currency exchange rates year-over-year.

Key Performance Indicators (continued) Customer Locations Reconciliation

	Previous definition(1)		Revised definition(2)
	As at March 31,		As at March 31,
	2025	2024	2025	2024

Average Revenue Per User	~$489	~$431	~$545	~$482
Customer Locations	~162,000	~165,000	~144,000	~146,000

(1)When excluding Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations increased by 13% to approximately $489 per Customer Location as at March 31, 2025 compared to approximately $431 per Customer Location as at March 31, 2024. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. Customer Location means a billing merchant location for which the term of services has not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites (this has changed prospectively as detailed below) and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business. Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our Customer Locations decreased from approximately 165,000 as at March 31, 2024 to approximately 162,000 as at March 31, 2025 as we focus on retail Customer Locations in North America and hospitality Customer Locations in Europe as opposed to total Customer Locations.
(2)As our POS and eCommerce solutions are packaged as a single omnichannel product, we believe the distinction between physical sites and eCommerce sites has become less meaningful. As such, in respect of periods ending after March 31, 2025, Customer Locations will no longer be calculated to include eCommerce sites and the definition of Customer Locations will be updated as follows: Customer Location means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. Subscription revenue and transaction-based revenue attributable to standalone eCommerce sites is excluded from ARPU. Under this new definition, Customer Locations as at March 31, 2025 were approximately 144,000 compared to approximately 146,000 as at March 31, 2024 and the monthly ARPU of our Customer Locations increased by 13% to approximately $545 as at March 31, 2025 compared to approximately $482 per Customer Location as at March 31, 2024.